July 9, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Shainess

Re:     Oi S.A. – In Judicial Reorganization

          Telemar Norte Leste S.A. – In Judicial Reorganization

          Oi Móvel S.A. – In Judicial Reorganization

          Copart 4 Participações S.A. – In Judicial Reorganization

          Copart 5 Participações S.A. – In Judicial Reorganization

          Portugal Telecom International Finance B.V. – In Judicial Reorganization

          Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization

          Application for Qualification of Indenture on Form T-3

          File No. 022-29056 & -01 to -06

Dear Mr. Shainess:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29056 & -01 to -06) of Oi S.A. – In Judicial Reorganization (the “Company”) and each of the other Applicants (as defined below), initially filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2018 (as amended by Amendment No. 1 filed with the Commission on July 9, 2018, the “Form T-3”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture to be entered into among the Company, as issuer, the guarantors party thereto (such guarantors, collectively with the Company, the “Applicants”) and The Bank of New York Mellon, as trustee, registrar, a paying agent, and transfer agent, governing the Company’s 10.000%/12.000% Senior PIK Toggle Notes due 2025.

In accordance with Section 307(c) of the Act, we hereby respectfully request the acceleration of the effectiveness of the above-referenced Form T-3 so that it may become effective at or prior to 5:00 p.m. (Eastern time) on July 11, 2018, or as soon as practicable thereafter.

If you have any questions concerning this request, please do not hesitate to contact Mark Bagnall at (305) 995-5225 of White & Case LLP, counsel to the Company.

* * *

Sincerely,

OI S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer and Investor Relations Officer
By:	/s/ José Claudio Moreira Gonçalves
Name: José Claudio Moreira Gonçalves
Title: Executive Officer

TELEMAR NORTE LESTE S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer
By:	/s/ José Claudio Moreira Gonçalves
Name: José Claudio Moreira Gonçalves
Title: Executive Officer

OI MÓVEL S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer
By:	/s/ José Claudio Moreira Gonçalves
Name: José Claudio Moreira Gonçalves
Title: Executive Officer

COPART 4 PARTICIPAÇÕES S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer
By:	/s/ José Claudio Moreira Gonçalves
Name: José Claudio Moreira Gonçalves
Title: Executive Officer

COPART 5 PARTICIPAÇÕES S.A. – IN JUDICIAL REORGANIZATION
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer
By:	/s/ José Claudio Moreira Gonçalves
Name: José Claudio Moreira Gonçalves
Title: Executive Officer

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V. – IN JUDICIAL REORGANIZATION BY: Dommo Empreendimentos Imobiliários Ltda., the sole member of its management board
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Officer

OI BRASIL HOLDINGS COÖPERATIEF U.A. – IN JUDICIAL REORGANIZATION BY: Bryophyta SP Participações Ltda., the sole member of its management board
By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Officer